SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

RAND WORLDWIDE, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
05349Y104
(CUSIP Number)
Peter H. Kamin c/o 3K Limited Partnership 20 Custom House Street, Suite 610 Boston, MA 02110 (617) 531-5431

With a copy to:

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 10, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05349Y104	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Rand Acquisition, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 9,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 05349Y104	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON 3K Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,196,219
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,196,219

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,196,219
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 05349Y104	13D	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Peter H. Kamin Children’s Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 832,635
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 832,635

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 832,635
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 05349Y104	13D	Page 5 of 7 Pages

1	NAME OF REPORTING PERSON Peter H. Kamin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,840,361*
	8	SHARED VOTING POWER 11,028,854
	9	SOLE DISPOSITIVE POWER 5,840,361*
	10	SHARED DISPOSITIVE POWER 11,028,854

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 16,869,215
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.8%
14	TYPE OF REPORTING PERSON IN

_________________

* Includes currently exercisable options to purchase shares of the Company’s Common Stock.

CUSIP No. 05349Y104	13D	Page 6 of 7 Pages

This Amendment No. 3 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 3”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on March 26, 2012, as amended (the “Schedule 13D”), with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of Rand Worldwide, Inc., a Delaware corporation (the “Company”). Except as amended and supplemented by this Amendment No. 3, the Schedule 13D remains unchanged.

Item 4. Purpose of Transaction.

On November 10, 2014, Mr. Peter H. Kamin was appointed the Chairman of the Board of Directors of the Company and David M. Schneider, a consultant to 3K, and Philip Livingston, the Interim Chief Executive Officer and a director of Ambassadors Group, Inc., were appointed to the Board of Directors of the Company. Mr. Schneider and Mr. Livingston were appointed to the Company’s Board of Directors upon the request of Mr. Kamin. In addition, on November 6, 2014, Mr. Marc L. Dulude, Mr. Richard A. Charpie, Mr. Manu Parpia, and Mr. Charles D. Yie resigned from the Company’s Board of Directors. Following these changes in the composition of the Company’s Board of Directors, the Board consists of Messrs. Kamin, Schneider and Livingston and Mr. Lawrence Rychlak. Mr. Dulude also resigned from his position as Chief Executive Officer of the Company, and Mr. Rychlak, then-serving as President and Chief Financial Officer of the Company, was appointed to serve as Chief Executive Officer of the Company.

Except as set forth in this Statement, or such as would occur in Mr. Kamin’s, Mr. Schneider’s and/or Mr. Livingston’s capacity as directors of the Company, none of the Reporting Persons currently has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)         On September 29, 2014, the Company announced a tender offer to purchase up to 27,530,816 shares of its Common Stock at a purchase price of $1.20 per share, which expired at 5:00 p.m., New York City time, on November 3, 2014. Upon the completion of the tender offer, on November 4, 2014 the Company announced that it purchased 25,849,945 shares of its Common Stock pursuant to the tender offer. Following the completion of the tender offer, the Company announced that it has 28,641,351 shares of Common Stock outstanding (as reported in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 7, 2014).

Following the completion of the tender offer, the 16,869,215 shares of Common Stock held by the Reporting Persons (including currently exercisable options to purchase 36,000 shares of Common Stock held by Mr. Kamin) represents approximately 58.8% of the Company’s outstanding shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, which agreement is set forth on the signature page to this Statement.

CUSIP No. 05349Y104	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: November 12, 2014

RAND ACQUISITION, LLC

/s/ Peter H. Kamin
Peter H. Kamin
Manager

3K LIMITED PARTNERSHIP

/s/ Peter H. Kamin
Peter H. Kamin
Managing Partner

PETER H. KAMIN CHILDREN’S TRUST

/s/ Peter H. Kamin
Peter H. Kamin
Sole Trustee

/s/ Peter H. Kamin
Peter H. Kamin